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                                                                    EXHIBIT 99.2

FOR IMMEDIATE RELEASE                                  Contact:  Steve McClellan
                                                         Chief Financial Officer
                                                                  1-888-279-4542

              PERKINS FAMILY RESTAURANTS RECEIVES OFFER FROM TRC
                           TO MERGE AND GO PRIVATE

MEMPHIS, TN, August 4, 1997 --- Perkins Family Restaurants, L.P., announced today that it received a proposal from The Restaurant Company (TRC) to acquire through a merger all of the approximately 52 percent of the outstanding units of limited partnership now owned by public investors for $13 per unit in cash.

The Restaurant Company owns Perkins Management Company, the general partner of Perkins Family Restaurants, and also owns the remaining 48 percent of the outstanding units of limited partnership interest. The proposed transaction is subject to receipt of an opinion from an investment banking firm that the transaction is fair from a financial point of view, the affirmative vote of a majority of the units held by public unitholders casting votes and the obtaining of adequate financing.

Perkins Family Restaurants, L.P., a Delaware limited partnership whose units are traded on the New York Stock Exchange, currently owns and operates 134 Perkins Family Restaurants and franchises an additional 332 restaurants in 32 states and Canada. Additional information on the company is available on the Worldwide Web at http://www.perkinsrestaurants.com.


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